[Zamba Corporation Letterhead]

November 16, 2004

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

  Re:
  Zamba Corporation
  Application for Withdrawal of Form S-3 Registration Statement
  File No. 333-88174

To Whom It May Concern:

        On behalf of the above-referenced registrant, the undersigned hereby requests that the above-referenced Registration Statement on Form S-3 be withdrawn in accordance with Rule 477, effective immediately, unless the Commission notifies the registrant within 15 calendar days that this application for withdrawal will not be accepted for any reason.

        This application for withdrawal of the above-referenced Registration Statement is being sought because the registration of the securities covered thereby was abandoned, such Registration Statement was never declared effective and no securities were sold thereunder. Such Registration Statement was filed in May 2002.

Very Truly Yours,
/s/ IAN NEMEROV
Ian Nemerov General Counsel